SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

CLST Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

150925204
(CUSIP Number)

Timothy S. Durham 111 Monument Circle Suite 4800 Indianapolis, Indiana 46204-2415 (317) 237-4122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 150925204	13D/A	Page 2 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) Timothy S. Durham
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 938,401
	8	shared voting power 0
	9	sole dispositive power 938,401
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 938,401
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 4.5%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 3 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) Patrick J. O'Donnell
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 436,900
	8	shared voting power 0
	9	sole dispositive power 436,900
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 436,900
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 2.1%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 4 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) Henri B. Najem, Jr.
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 78,100
	8	shared voting power 0
	9	sole dispositive power 78,100
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 78,100
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 0.4%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 5 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) Anthony P. Schlichte
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 242,540
	8	shared voting power 0
	9	sole dispositive power 242,540
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 242,540
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 1.2%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 6 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) David Tornek
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 127,300
	8	shared voting power 0
	9	sole dispositive power 127,300
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 127,300
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 0.6%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 7 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) Neil E. Lucas
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 176,200
	8	shared voting power 0
	9	sole dispositive power 176,200
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 176,200
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 0.8%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 8 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) Terry G. Whitesell
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 34,000
	8	shared voting power 0
	9	sole dispositive power 34,000
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 34,000
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 0.2%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 9 of 15

1	name of reporting person i.r.s. identification no. of above person (entities only) Jonathan B. Swain
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 14,000
	8	shared voting power 0
	9	sole dispositive power 14,000
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 14,000
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 0.1%
14	type of reporting person* IN

CUSIP: 150925204	13D/A	Page 10 of 15

ITEM 1. Security and Issuer

This constitutes Amendment No. 5 to the statement on Schedule 13D, dated February 23, 2006 (the “Original Filing”), relating to the common shares, $0.01 par value (the "Shares"), of CLST Holdings, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices at 601 S. Royal Lane, Carrollton, Texas 75019, as amended by Amendment No. 1 to such filing, dated March 3, 2006, Amendment No. 2 to such filing, dated December 29, 2006, Amendment No. 3 to such filing, dated April 28, 2007, and Amendment No. 4 to such filing, dated May 24, 2007.

ITEM 2. Identity and Background

The persons filing this statement are Timothy S. Durham ("Durham"), Patrick J. O'Donnell ("O'Donnell"), Henri B. Najem, Jr. ("Najem"), Anthony P. Schlichte ("Schlichte"), David Tornek ("Tornek"), Neil E. Lucas ("Lucas"), Terry G. Whitesell ("Whitesell"), and Jonathan B. Swain ("Swain").

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and as Chairman of Fair Holdings, Inc. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. O'Donnell is a citizen of the United States and his principle address is 200 West Adams Street, Chicago, Illinois, 60606. O'Donnell is retired from the UBS Investment Bank where he was the CIO and a member of its Management Board.

Mr. Najem is a citizen of the United States and his principal address is 11699 Fall Creek Road, Indianapolis, Indiana 46256. Mr. Najem owns Bella Vita restaurant. The address of the principal office of Bella Vita is 11699 Fall Creek Road, Indianapolis, IN 46256.

Mr. Schlichte is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Executive Vice President of Obsidian Enterprises, Inc.

Mr. Tornek is a citizen of the United States and his principal address is 910 Lincoln Rd., Miami Beach, FL 33139. He is Proprietor of Touch Restaurant in South Beach.

Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is President of Obsidian Enterprises, Inc.

Mr. Lucas is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is an attorney practicing in Indianapolis.

Mr. Swain is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Vice President of Obsidian Enterprises, Inc.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP: 150925204	13D/A	Page 11 of 15

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price for the 2,047,441 shares purchased by the Reporting Entities was $2,509,402. The source of funds for the purchases was personal funds for Mr. Durham, Mr. O'Donnell, Mr. Najem, Mr. Schlichte, Mr. Tornek, Mr. Lucas, Mr. Whitesell, and Mr. Swain.

ITEM 4. PURPOSE OF TRANSACTION.

On May 25, 2007, Mr. Durham filed a lawsuit in Delaware Chancery Court against the Company seeking an order pursuant to Section 211 of the Delaware General Corporation Law compelling the Company to hold an annual meeting of stockholders. In his lawsuit, Mr. Durham alleges that the Company has failed to hold an annual meeting of stockholders since November 5, 2004, and has asked the Chancery Court to:

(1) order the Company to immediately hold an annual meeting of stockholders at which all seats on the Board of Directors shall stand for election;

(2) designate the record date, meeting date, time and place of the meeting;

(3) appoint a special master to conduct the meeting; and

(4) award Mr. Durham his attorney’s fee and expenses.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO ANY SOLICITATION OF PROXIES BY MR. DURHAM AND HIS AFFILIATES FROM THE STOCKHOLDERS FOR USE AT ANY ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MADE AVAILABLE TO STOCKHOLDERS OF CLST HOLDINGS, INC., AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV

For Information, Contact:	Timothy Durham CEO of Obsidian Enterprises, Inc. +1-317-237-4055 tsdurham@msn.com

The Reporting Persons have met and will continue to meet and have conversations with representatives of the Issuer and third parties, including other stockholders of the Issuer, to discuss the Reporting Persons’ views with respect to the assets, capital structure, ownership, and control of the Issuer. At any such meeting, the Reporting Persons may discuss the views expressed in the above-mentioned letter and may make proposals relating to changes in the assets, capital structure, ownership or control of the Issuer or discuss their views with respect to any proposals of others. During the course of conversations with other stockholders of the Issuer, Mr. Durham has expressed, and may continue to express, the view that the best interests of the stockholders of the Issuer would be served by the immediate election of Mr. Durham and Mr. Brian Ladin to the Board of Directors of the Issuer to fill vacancies thereon, to serve, along with Mr. Robert Kaiser, a current member of the board of directors, as the entire board of directors until such time as a board of directors can be duly elected and qualified at an annual meeting of stockholders. Also during certain of those conversations and meetings, Mr. Durham has encouraged, and may continue to encourage, other stockholders to communicate to the Issuer their views regarding the composition of the board of directors of the Issuer pending the holding of an annual meeting.

CUSIP: 150925204	13D/A	Page 12 of 15

The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, (v) seek to influence the selection by the Issuer of candidates for election to the Issuer’s Board of Directors, (vi) seek to encourage one or more existing executives or Directors to resign from the Issuer’s Board of Directors or not stand for election, (viii) seek appointment of one or more of the Reporting Persons to fill vacancies on the Board of Directors or (vii) take any other action with respect to the Issuer.

The Reporting Persons intend to use their position, including voting power, as stockholders of the Issuer to encourage changes in the Issuer’s assets, capital structure, ownership or control or any transactions that they believe to be beneficial to their interests. Among other transactions the Reporting Persons may encourage are the types of transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form. The Reporting Persons may also consider supporting proposals by third parties to engage in such transactions.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

CUSIP: 150925204	13D/A	Page 13 of 15

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business on May 23, 2007, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,047,441 shares of Common Stock, representing approximately 9.7% of the Issuer's outstanding shares of Common Stock (based on the 21,027,205 shares stated to be outstanding as of April 2, 2007, in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2007, filed with the Securities and Exchange Commission on April 9, 2007).

(b) Mr. Durham has sole voting and sole dispositive power with respect to 938,401 shares. Mr. O'Donnell has sole voting and sole dispositive power with respect to 436,900 shares. Mr. Najem has sole voting and sole dispositive power with respect to 78,100 shares. Mr. Schlichte has sole voting and sole dispositive power with respect to 242,540 shares. Mr. Tornek has sole voting and sole dispositive power with respect to 127,300 shares. Mr. Lucas has sole voting and sole dispositive power with respect to 176,200 shares. Mr. Whitesell has sole voting and sole dispositive power with respect to 34,000 shares. Mr. Swain has sole voting and sole dispositive power with respect to 14,000 shares.

(c) In the past sixty days, no transactions in the common stock of the Issuer have been effected by any of the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit A of the Original Filing)

CUSIP: 150925204	13D/A	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2007

/s/ Timothy S. Durham
Timothy S. Durham

/s/ Patrick J. O'Donnell
Patrick J. O'Donnell

/s/ Henri B. Najem, Jr.
Henri B. Najem, Jr.

/s/ Anthony P. Schlichte
Anthony P. Schlichte

/s/ David Tornek
David Tornek

/s/ Neil E. Lucas
Neil E. Lucas

/s/ Terry G. Whitesell
Terry G. Whitesell

/s/ Jonathan B. Swain
Jonathan B. Swain

CUSIP: 150925204	13D/A	Page 15 of 15

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit A of the Original Filing).